SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-4802

Bard Puerto Rico Retirement and Savings Plan

(FULL TITLE OF THE PLAN)

BECTON, DICKINSON AND COMPANY

(NAME OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

1 Becton Drive
Franklin Lakes, New Jersey	07417-1880
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICER)	(ZIP CODE)

(201) 847-6800

(TELEPHONE NUMBER)

1.	AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE.

The following financial data for the Plan are submitted herewith:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018

Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2019 Notes to Financial Statements

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

2.1	EXHIBITS.

See Exhibit Index for a list of Exhibits filed or incorporated by reference as part of this report.

ANNUAL REPORT ON FORM 11-K

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

Bard Puerto Rico Retirement and Savings Plan

December 31, 2019 and 2018

With Report of Independent Registered Public

Accounting Firm

Annual Report on Form 11-K

Bard Puerto Rico Retirement and Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of

Bard Puerto Rico Retirement and Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Bard Puerto Rico Retirement and Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Bard Puerto Rico Retirement and Savings Plan auditor since 2018.

San Juan, Puerto Rico

June 26, 2020

Bard Puerto Rico Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2019	2018
Assets
Beneficial interest in BD Defined Contribution Plan Master Trust	$24,722,391	$—
Cash	—	18,555,198
Notes receivable from participants	451,150	563,234
Accrued interest receivable	—	2,473
Contributions receivable – participants	—	—
Contributions receivable – company	415,336	691,414
Pending trade settlements	6,631	—

Net assets available for benefits	$25,595,508	$19,812,319

See accompanying notes.

Bard Puerto Rico Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2019	Year Ended December 31, 2018
Additions:
Net gain from beneficial interest in BD 401(k) Master Trust	$4,283,570	$—
Net (depreciation) in fair value of investments	—	(1,319,938)
Interest and dividend income	—	725,092
Interest income on notes receivable from participants	23,276	24,565
Participants’ contributions	1,453,957	1,574,709
Company contributions	993,405	1,208,313

Total additions, net of investment loss	6,754,208	2,212,741
Deductions:
Benefits paid directly to participants and beneficiaries	971,019	5,181,068
Administrative expenses	—	7,133

Total deductions	971,019	5,188,201
Net increase (decrease) in net assets available for benefits	5,783,189	(2,975,460)
Net assets available for benefits at beginning of year	19,812,319	22,787,779

Net assets available for benefits at end of year	$25,595,508	$19,812,319

See accompanying notes.

Bard Puerto Rico Retirement and Savings Plan

Notes to Financial Statements

December 31, 2019

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Bard Puerto Rico Retirement and Savings Plan (the Plan) are maintained on the accrual basis of accounting.

Cash Equivalents

The Plan considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Investment management fees, brokerage fees, commissions, stock transfer taxes, and other expenses related to each investment fund are paid out of the respective fund. Other expenses, such as trustee fees, and other administrative expenses are shared by Bard Shannon LTD (the Company) and the Plan. In addition, certain administrative functions are performed by the Company, for which no compensation is paid by the Plan. During the year ended December 31, 2018, certain administrative expenses amounting to $124,591 were paid and absorbed by the Company. No such amounts were paid during the year ended December 31, 2019. Expenses that are paid by the Company are excluded from these financial statements.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 and 2018. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded. At December 31, 2019, the interest rates on notes receivable from participants ranged from 3.25% to 5.50% with maturities ranging from 2020 to 2024.

1. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value with the exception of the stable value fund noted below. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Participants in the Plan have the option of investing in a stable value fund which is a separately managed account on behalf of the Plan. The stable value fund invests in synthetic investment contracts (Synthetic GICs) on behalf of the Plan. These investment contracts are recorded at contract value (see Note 5). Contract value is the relevant measurement attributable to fully benefit -responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and Trust in 2019. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year, as applicable. (see note 3 for description of how income from the Master Trust is attributed to the Plan.)

Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (FASB) issued ASU-2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (ASU-2017-06).

ASU-2017-06 requires a plan to present its interest in a master trust and the change in that interest as separate line items in the statement of net assets available for benefits, and in the statement of changes in net assets available for benefits, respectively. It also requires a plan to disclose the master trust’s investments and other assets and liabilities, as well as the dollar amount of its interests in those balances. ASU-2017-06 is effective for entities for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented. The Plan adopted this guidance as of January 1, 2019. As the Plan became part of a Master Trust in 2019 the financial statements and related footnote disclosure did not require retroactive application.

1. Significant Accounting Policies (continued)

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement”, which eliminates, adds and modifies certain disclosure requirements for fair value measurements, including eliminating the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, and requiring disclosure of the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements The new guidance is effective for fiscal years beginning after December 15, 2019, including interim periods with those fiscal years. Early adoption, either of the entire standard or only the provisions that eliminate or modify requirements, is permitted. The Company has evaluated the disclosure requirements of this standard and does not expect it to have a material impact on the Company’s financial statements.

In July 2018, the FASB issued Accounting Standards Update (ASU) 2018-09, “Codification Improvements”, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for the net asset value per share practical expedient in accordance with Accounting Standards Codification Topic 820, “Fair Value Measurement”. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments.

The Plan adopted ASU 2018-09 for the year ended December 31, 2019. In connection with the adoption, the Plan has prospectively included certain investments in the fair value hierarchy disclosure (in Note 4) that were previously excluded from such disclosure because those investments previously used the net asset value per share practical expedient.

2. Description of the Plan

General

The Plan is a defined contribution plan covering all employees of the Puerto Rico Branch of Bard Shannon, LTD who have completed at least 90 days of service and are age 21 and over. It contains a cash or deferred arrangement qualifying under Sections 1081.01 (a) and (d) of the Internal Revenue Code for a New Puerto Rico (PR Code) See note 6.

The Plan was a single member 401(k) plan up to December 31, 2018. Effective January 2, 2019, the BD Defined Contribution Master Trust (the “Trust”) was formed as described in Note 3. The Plan, as well as the BD 401(k) Plan, and the BD Caribe LTD Savings Incentive Plan (SIP) for Employees at Becton Dickinson Caribe LTD participate in the Trust. Investments held by the Trust are identical to those which were held by the Plan. The following description of investment valuation and income recognition apply to both the Trust and the Plan.

2. Description of the Plan (continued)

The Administrative Committee consists of certain employees of the Company and administers the Plan. Banco Popular de Puerto Rico serves as the trustee of the Plan.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as the minimum standards for participation and vesting. The Plan is not, however, subject to ERISA’s minimum funding standards, nor are benefits under the Plan eligible for the termination insurance provided by the Pension Benefit Guaranty Corporation.

On December 29, 2017, Becton, Dickinson and Company completed its acquisition of C.R. Bard, Inc., the parent company of the Puerto Rico Branch of Bard Shannon, LTD. Effective January 2, 2019, the Plan changed the record-keeper and custodian from Vanguard Fiduciary Trust Company to Fidelity Management Trust Company (Fidelity).

Contributions

For the tax years ended December 31, 2019 and 2018, the maximum allowable participant contribution was $15,000 with a catch-up contribution of $1,500 for participants age 50 and older. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans. The Company matches 100% up to 4% of base compensation (the match amount is based on the participant’s year of service) that a participant contributes to the Plan. The Company makes an additional annual contribution, known as the Company basic contribution, in the amount of 2% of a participant’s base compensation at the beginning of each Plan year. Contributions are subject to certain limitations. Participants direct the investment of all contributions into various investment options offered by the Plan. On July 1, 2010, the Plan established a discretionary contribution of 1% of pay made in the event the Company achieves certain predetermined financial objectives.

For 2019 and 2018, the Company achieved the predetermined financial objectives and, accordingly, approved a discretionary contribution of $175,378 and $230,471, respectively, to the Plan. Such balance is presented in the financial statements of the Plan as a part of the Company contributions receivable balance as of December 31, 2019 and 2018.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses, when applicable. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

2. Description of the Plan (continued)

Investment gains and administrative expenses related to the Trust are allocated to the individual plans based upon average monthly balances by each plan.

Please refer to the Plan document for additional details.

In anticipation of joining the Trust on January 2, 2019, the Plan converted all their investments into cash, which was transferred to Fidelity on January 2, 2019.

Investment Options

A participant may direct his or her contributions to the following investment options, in increments of at least 1%, within the Plan:

a)	Stable Value Investment Option, Synthetic GICs (see note 5),

b)	Life Index Retirement Funds Option,

c)	U.S. Large Cap Stock Investment Option,

d)	U.S. Mid Cap Stock Investment Option,

e)	Non-U.S. Markets Stock Investment Option,

f)	U.S. Small Mid Cap Stock Investment Option,

g)	U.S. Capital Appreciation Investment Option,

h)	Mutual Fund Investment Option,

i)	Company Common Stock Fund Investment Option.

Any portion of the Plan’s assets, pending permanent investment or distribution, may be held on a short-term basis in cash or cash equivalents. The Vanguard Federal Money-Market account is a holding account and represents funds received awaiting allocation to an investment fund. The Plan also has loan provisions whereby participants are allowed to take loans on their vested account balances. Loans originating during a year bear a fixed rate of interest which is set quarterly. Total loans to a participant cannot exceed the lesser of 50% of the participant’s vested balance or $50,000. Employees are required to make installment payments at each payroll date. In case of termination, if the participant’s account balance is less than $1,000 the outstanding balance of a loan becomes due and payable upon the termination. If the participant elects not to

2. Description of the Plan (continued)

repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan. If the participant’s account balance is $1,000 or greater at the time of termination, the participant may elect to repay the outstanding loan balance or to continue to make monthly manual loan repayments on any outstanding loan balance. If the participant elects not to make monthly manual loan repayments and elects not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of continuous service. Participants vest 25% each year of service after the completion of two years of continuous service; therefore, they become 100% vested after five years of credited service.

Participants may become fully vested on the date of termination of employment by reasons of death, retirement or disability, or attainment of age 65. Participants may be partially vested under certain conditions in the event of termination of employment or participation in the Plan for any other reason. Non-vested Company contributions forfeited by participants are applied to reduce future Company contributions. Participants’ contributions are always 100% vested. Unallocated forfeitures balances as of December 31, 2019, were approximately $213,344. There were no forfeitures as of December 31, 2018. For the year ended December 31, 2019 and 2018, forfeitures used to reduce Company contributions were $200,127 and $169,440, respectively.

The Board of Directors of the Company reserves the right to terminate, modify, alter or amend the Plan at any time and at its own discretion, provided that no such termination, modification, alteration or amendment shall permit any of the funds established pursuant to the Plan to be used for any purpose other than the exclusive benefit of the participating employees. The right to modify, alter or amend includes the right to change the percentage of the Company’s contributions.

Payment of Benefits

On termination of service due to death, disability, or retirement, participants will receive a lump-sum amount equal to the value of the participants’ vested interest in their account as soon as administratively practicable after the close of the Plan year in which their employment terminates, but not later than 60 days after the close of said Plan year. For termination of service for other reasons, participants will receive the total balance of their account pertaining to salary reduction contributions and rollover contributions in accordance with the aforementioned terms and the vested balance of their account pertaining to employer discretionary contributions and matching contributions unless an election to defer the distribution of benefits upon reaching the age of 65 is made. For termination of service for other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution. Certain hardship withdrawals are also permitted.

2. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. As disclosed in Note 9, subsequent to year end, the Company temporarily suspended its matching contributions.

3. Master Trust Information

The Trustee holds all of the investments and is authorized to execute transactions. Financial information relating to the assets held by the Trust is included in the accompanying financial statements based on information provided by the Trust. The Plan holds a divided interest in the assets of the Trust. The Plan’s share of net assets in the Trust and net appreciation, interest and dividends in the Trust, was determined by the Trustee as of December 31, 2019 and for the year ended December 31, 2019 on the basis of the Plan’s specific ownership interest in the Trust’s underlying assets, less the Plan’s cumulative benefit payments and share of administrative expenses.

3. Master Trust Information (continued)

The following table presents the Trust balances and the Plan’s interest in the Trust balances as of December 31, 2019:

	Trust Balances	Plan’s interest in Trust Balances
Becton, Dickinson and Company common stock	$606,050,333	$33,492
Common collective trust	3,284,232,249	23,670,394
Mutual funds	145,906,145	291,284
Cash equivalents	13,917,808	81,255

Total investments at fair value	4,050,106,535	24,076,425
Investment contracts at contract value	471,258,618	645,966

Total investments	$4,521,365,153	$24,722,391

The following table presents the net appreciation in fair values of investment and investment income of the Trust and Plan for the Year Ended December 31, 2019:

	Trust Balances	Plan’s interest in Trust Balances
Interest, dividends and other income	$17,218,552	$24,388
Net appreciation	778,155,946	4,259,182

Total investment gain	$795,374,498	$4,283,570

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in inactive markets;

4. Fair Value Measurements (continued)

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the value measurement. Valuation techniques need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies used for assets measured at fair value at December 31, 2019 are described below.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common collective trusts: Valued at the net asset value of shares held by the Plan at year end. These assets carry no restriction on redemption.

Cash equivalents: Comprised of investments in an institutional money market fund that permits daily redemption, the fair value of which is based upon the quoted price in active markets.

Company common stock: Valued at the closing price reported on the active market in which the security is traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end, which are actively traded on an open market.

The Plan’s Investment Committee is responsible for determining valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Trust’s and the Plan’s investments. The Investment Committee reports to the Audit Committee of the Company. In determining the reasonableness of the methodology used, the Investment Committee evaluates a variety of factors, including review of existing contracts, economic conditions, industry and market developments and overall credit ratings.

4. Fair Value Measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Trust’s assets at fair value as of December 31, 2019.

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Common collective trusts	$3,284,232,249	—	—	$3,284,232,249
Cash equivalents	13,917,808	—	—	13,917,808
Mutual funds	145,906,145			145,906,145
Company common stock	606,050,333	—	—	606,050,333

Total investments at fair value	$4,050,106,535	—	—	$4,050,106,535

As a result of a change in record-keeper and custodian on December 31, 2018, the Plan converted all its assets into cash which was later transferred to Fidelity on January 2, 2019. There were no investments reported at December 31, 2018.

5. Fully Benefit-Responsive Investment Contracts

Investment contracts represent Synthetic GICs. A Synthetic GIC consists of units of various collective trust funds that hold high quality fixed income securities, accompanied by one or more insurance company wrap contracts under which the issuer agrees to purchase fund assets at book value if a sale is needed in order to make benefit payments.

In determining the net assets available for benefits, the Synthetic GICs are recorded at net contract value. Because the Synthetic GICs are fully benefit -responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise. Certain events limit the ability of the Trust and the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Trust or the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

5. Fully Benefit-Responsive Investment Contracts (continued)

Certain events could allow the issuers of the Synthetic GICs to terminate fully benefit-responsive investment contracts with the Trust and settle for an amount different from contract value. Examples of such events would include (i) the Plan’s loss of tax-exempt status, (ii) a material breach of responsibility which cannot be corrected, or (iii) adverse changes to provisions of the Plan. The Plan administrator does not believe that the occurrence of any such event, which would cause termination of a contract for an amount different from contract value is probable.

The Synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date. Each contract is subject to early termination penalties that may be significant.

6. Income Tax Status

The PR Treasury has determined and informed the Company by a letter dated February 2, 2017 that the Plan and related trust are designed in accordance with the applicable sections of the PR Code, as amended. The Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the PR Code.

Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Party-In-Interest Transactions

Fidelity fund investments are managed by the custodian of the Trust. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

8. Risks and Uncertainties

The Trust and the Plan invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes couple materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Due to the Coronavirus (“Covid-19”) pandemic, the investments have been subject to significant volatility in 2020. As a result of the uncertainties surrounding COVID-19, the impact on the investments cannot be reasonably estimated at this time.

9. Subsequent Events

The Coronavirus Aid, Relief, and Economic Security Act (“CARES ACT”) and the PR Treasury under administrative determinations cl 20-24, cl 20-23 and cl 20-09 included temporary changes to certain loan origination and repayment rules and hardship provisions within the Plan. Plan management is currently evaluating the impact these provisions may have on the Plan.

As a result of the Coronavirus pandemic, effective May 1, 2020 Company matching contributions have been temporarily suspended for the remainder of the calendar year 2020.

SUPPLEMENTAL SCHEDULE

Bard Puerto Rico Retirement and Savings Plan

EIN #22-1454160 – Plan # 004

Schedule of Assets 4(i)-(Held at End of Year)

December 31, 2019

Identity of Issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value
*Participants	Notes Receivable from participants
*Represents a party in interest to the Plan.	With Interest rates ranging from 3.25% to 5.50%; maturities ranging from 2020-2024	$451,150

Bard Puerto Rico Retirement and Savings Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee of Becton, Dickinson and Company, the Plan Administrator of the Bard Puerto Rico Retirement and Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bard Puerto Rico Retirement and Savings Plan

Date: June 26, 2020	/s/ Kristi Payne, Member, Plan Administrative Committee

Exhibits

Exhibit No.	Document
23	Consent of Independent Registered Public Accounting Firm